# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: AGM Group Holdings Inc., CIK 0001705402
CUSIP: G0132V121
Title of class of securities: Class A ordinary shares, par value $0.05 per share
Address of issuer's principal executive offices: Unit 2212, 22/F, CC Wu Building, 302-308 Hennessy Road, Wanchai, Hong Kong (K3), 000000
Date of event which requires filing of this statement: 10/05/2026
Filed by CIK 0002148834
Persons authorized to receive notices and communications: Rui Zhang, c/o 4th Floor, Harbour Place, 103 South, Church Street, P.OBox10240, Grand Cayman, George Town, Cayman Islands (E9), KY1-1002, 86 10 8899 6606; Vastway Technology Co., Ltd., c/o 4th Floor, Harbour Place, 103 South, Church Street, P.OBox10240, Grand Cayman, George Town, Cayman Islands (E9), KY1-1002, 86 10 8899 6606

## Reporting persons
- Rui Zhang (CIK 0002148834): type of reporting person: individual (IN); citizenship or place of organization: China (F4); member of a group; source of funds: other (OO); sole voting power 17,446,471; shared voting power 0; sole dispositive power 17,446,471; shared dispositive power 0; aggregate amount beneficially owned 17,446,471 (81.48% of the class)
  Comment: (1) Represents 17,446,471 class A shares held by Vastway Technology Co., Ltd., an exempted company limited by shares under the laws of Cayman Islands wholly owned by Rui Zhang.
  
  (2) Calculated based on 21,413,217 class A shares issued and outstanding as of October 5, 2026 as provided by the Company in the Share Purchase Agreement (as defined below). If calculated based on 21,413,217 class A shares and 1,200,000 class B shares issued and outstanding as of October 5, 2026 as provided by the Company in the Share Purchase Agreement, such shares owned by the reporting person represents 77.15% of total shares issued and outstanding.
- Vastway Technology Co., Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); member of a group; source of funds: working capital (WC); sole voting power 17,446,471; shared voting power 0; sole dispositive power 17,446,471; shared dispositive power 0; aggregate amount beneficially owned 17,446,471 (81.48% of the class)
  Comment: (1) Calculated based on 21,413,217 class A shares issued and outstanding as of October 5, 2026 as provided by the Company in the Share Purchase Agreement (as defined below). If calculated based on 21,413,217 class A shares and 1,200,000 class B shares issued and outstanding as of October 5, 2026 as provided by the Company in the Share Purchase Agreement, such shares owned by the reporting person represents 77.15% of total shares issued and outstanding.

## Item 1. Security and Issuer
Title of class of securities: Class A ordinary shares, par value $0.05 per share
Name of issuer: AGM Group Holdings Inc.
Address of issuer's principal executive offices: Unit 2212, 22/F, CC Wu Building, 302-308 Hennessy Road, Wanchai, Hong Kong (K3), 000000
Comment: This Amendment No. 1 to Schedule 13D (the "Amendment") amends and supplements the Schedule 13D ("Schedule 13D") filed on October 6, 2026 by Rui Zhang and Vastway Technology Co., Ltd., with respect to Class A ordinary shares, par value $0.05 per share of AGM Group Holdings Inc. (the "Company"). The purpose of this Amendment is solely to correct a clerical error in the Schedule 13D related to Rui Zhang's role in the Company. Except as amended hereby, the disclosure in the Schedule 13D remains in effect.

## Item 2. Identity and Background
Name of person filing:
Item 2(a) of this Schedule 13D is hereby amended and restated as follows:

Rui Zhang and Vastway Technology Co., Ltd. are collectively referred to herein as "Reporting Persons," and each, a "Reporting Person." This Schedule 13D is being filed jointly by the Reporting Persons pursuant to Rule 13d-1(k) promulgated by the SEC under Section 13 of the Act. The Reporting Persons may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act with respect to the transaction described in Item 4 of this Schedule 13D. Except as otherwise stated herein, each Reporting Person expressly disclaims beneficial ownership for all purposes of the class A shares held by each other Reporting Person. The agreement between the Reporting Persons relating to the joint filing is attached hereto as Exhibit A. Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information concerning the other Reporting Person, except as otherwise provided in Rule 13d-1(k). Rui Zhang is a Director of the Company. Rui Zhang is a Chinese citizen. The principal business address of Rui Zhang is 4th Floor, Harbour Place, 103 South Church Street, P.O.Box10240, Grand Cayman, KY1-1002, GeorgeTown, Cayman Islands. Vastway Technology Co., Ltd. is principally an investment holding company, organized and existing under the laws of the Cayman Islands. Vastway Technology Co., Ltd. is wholly owned by Rui Zhang. The principal business address of Vastway Technology Co., Ltd. is 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands. The name, business address, present principal occupation or employment and citizenship of the director of Vastway Technology Co., Ltd. are set forth on Schedule A hereto and are incorporated herein by reference.
Residence or business address:
Item 2(b) of this Schedule 13D is hereby amended and restated as follows:

This Schedule 13D is being filed jointly by the Reporting Persons pursuant to Rule 13d-1(k) promulgated by the SEC under Section 13 of the Act. The Reporting Persons may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act with respect to the transaction described in Item 4 of this Schedule 13D. Except as otherwise stated herein, each Reporting Person expressly disclaims beneficial ownership for all purposes of the class A shares held by each other Reporting Person. The agreement between the Reporting Persons relating to the joint filing is attached hereto as Exhibit A. Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information concerning the other Reporting Person, except as otherwise provided in Rule 13d-1(k). Rui Zhang is a Director of the Company. Rui Zhang is a Chinese citizen. The principal business address of Rui Zhang is 4th Floor, Harbour Place, 103 South Church Street, P.O.Box10240, Grand Cayman, KY1-1002, GeorgeTown, Cayman Islands. Vastway Technology Co., Ltd. is principally an investment holding company, organized and existing under the laws of the Cayman Islands. Vastway Technology Co., Ltd. is wholly owned by Rui Zhang. The principal business address of Vastway Technology Co., Ltd. is 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands. The name, business address, present principal occupation or employment and citizenship of the director of Vastway Technology Co., Ltd. are set forth on Schedule A hereto and are incorporated herein by reference.
Present principal occupation or employment:
Item 2(c) of this Schedule 13D is hereby amended and restated as follows:

This Schedule 13D is being filed jointly by the Reporting Persons pursuant to Rule 13d-1(k) promulgated by the SEC under Section 13 of the Act. The Reporting Persons may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act with respect to the transaction described in Item 4 of this Schedule 13D. Except as otherwise stated herein, each Reporting Person expressly disclaims beneficial ownership for all purposes of the class A shares held by each other Reporting Person. The agreement between the Reporting Persons relating to the joint filing is attached hereto as Exhibit A. Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information concerning the other Reporting Person, except as otherwise provided in Rule 13d-1(k). Rui Zhang is a Director of the Company and Chief Executive Officer of Vastway Technology Co., Ltd. Rui Zhang is a Chinese citizen. The principal business address of Rui Zhang is 4th Floor, Harbour Place, 103 South Church Street, P.O.Box10240, Grand Cayman, KY1-1002, GeorgeTown, Cayman Islands. Vastway Technology Co., Ltd. is principally an investment holding company, organized and existing under the laws of the Cayman Islands. Vastway Technology Co., Ltd. is wholly owned by Rui Zhang. The principal business address of Vastway Technology Co., Ltd. is 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands. The name, business address, present principal occupation or employment and citizenship of the director of Vastway Technology Co., Ltd. are set forth on Schedule A hereto and are incorporated herein by reference.
Citizenship:
Item 2(f) of this Schedule 13D is hereby amended and restated as follows:

This Schedule 13D is being filed jointly by the Reporting Persons pursuant to Rule 13d-1(k) promulgated by the SEC under Section 13 of the Act. The Reporting Persons may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act with respect to the transaction described in Item 4 of this Schedule 13D. Except as otherwise stated herein, each Reporting Person expressly disclaims beneficial ownership for all purposes of the class A shares held by each other Reporting Person. The agreement between the Reporting Persons relating to the joint filing is attached hereto as Exhibit A. Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information concerning the other Reporting Person, except as otherwise provided in Rule 13d-1(k). Rui Zhang is a Director of the Company. Rui Zhang is a Chinese citizen. The principal business address of Rui Zhang is 4th Floor, Harbour Place, 103 South Church Street, P.O.Box10240, Grand Cayman, KY1-1002, GeorgeTown, Cayman Islands. Vastway Technology Co., Ltd. is principally an investment holding company, organized and existing under the laws of the Cayman Islands. Vastway Technology Co., Ltd. is wholly owned by Rui Zhang. The principal business address of Vastway Technology Co., Ltd. is 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands. The name, business address, present principal occupation or employment and citizenship of the director of Vastway Technology Co., Ltd. are set forth on Schedule A hereto and are incorporated herein by reference.

## Signatures
- Rui Zhang: /s/ Rui Zhang, Rui Zhang (10/08/2026)
- Vastway Technology Co., Ltd.: /s/ Rui Zhang, Rui Zhang/Director (10/08/2026)